SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: July 20, 2005

FiberMark, Inc.

(Exact name of registrant as specified in charter)

Delaware	**001-12865**	**82-0429330**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

161 Wellington Road
P.O. Box 498
Brattleboro, Vermont 05302
(802) 257-0365

Item 8.01. Other Events and Regulation FD Disclosure

On July 20, FiberMark issued a press release stating that U.S. Bankruptcy Court for the District of Vermont has approved implementation of the company's cost reduction program, payment of exit financing fees and expedited chapter 11 scheduling. This press release shall be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934.

Item 9.01. Financial Statements and Exhibits

Exhibit 99.1   Press Release Dated July 20, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FiberMark

Date: July 20, 2005   By: /s/ John E. Hanley

                                           John E. Hanley

                                           Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1*	Press Release, Dated July 20, 2005

* Filed herewith

FiberMark
161 Wellington Road
P.O. Box 498
Brattleboro, VT 05302

Tel 802 257 0365
Fax 802 257 5900
E-mail generalinfo@fibermark.com



FOR IMMEDIATE RELEASE   Contact: Janice C. Warren
                                                Director of Investor Relations and
                                                Corporate Communications
                                                802 257 5981

FIBERMARK REPORTS COURT APPROVAL OF COST REDUCTION PROGRAM, EXIT FINANCING FEES AND EXPEDITED CHAPTER 11 SCHEDULING

BRATTLEBORO, VERMONT, July 20, 2005—FiberMark, Inc. (OTCBB: FMKIQ) today announced that it has received approval from the U.S. Bankruptcy Court, District of Vermont, to implement its cost reduction program. As previously reported, this initiative is expected to result in annual net savings of $10 million beginning in 2006. Also at today's hearing, the Court approved lender fees in connection with the company's anticipated exit financing facility. According to John Hanley, vice president and chief financial officer, this is an important step forward toward the company's emergence from chapter 11, and will enable the company to finalize the financing necessary to implement its Amended Plan of Reorganization and fund its post-emergence operations.

The Court has also stated that it will expedite the schedule of proceedings for determining whether to unseal the report recently filed by an independent examiner with respect to certain issues involving the official creditors committee. In conjunction with the new schedule, the Court today said that it will consider setting a hearing date on the company's Disclosure Statement related to its Amended Plan of Reorganization of September 2, 2005, which will allow for a determination of the unsealing issue before the commencement of voting on the company's Amended Plan of Reorganization. At today's hearing, the Court also provisionally scheduled a hearing to consider confirmation of the Amended Plan for October 7. These hearing dates are subject to change. The company would expect to exit from chapter 11 shortly after obtaining the necessary approvals from the Bankruptcy Court.

Earlier this month, following the filing of the independent examiner's report, the U.S. trustee disbanded the official creditors committee.

FiberMark, headquartered in Brattleboro, Vt., is a leading producer of specialty fiber-based materials meeting industrial and consumer needs worldwide, operating 11 facilities in the eastern United States and Europe. Products include filter media for transportation and vacuum cleaner bags; base materials for specialty tapes, electrical and graphic arts applications; wallpaper, building materials and sandpaper; and cover/decorative materials for office and school supplies, publishing, printing and premium packaging.

This document contains forward-looking statements. Actual results may differ depending on the economy and other risk factors discussed in the company's Form 10-K/A as filed with the SEC on May 4, 2005, which is accessible on the company's Web site at www.fibermark.com.

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